UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 27 May 2014

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

M E D I A   R E L E A S E



Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel   +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.co.za

SOUTH DEEP FATALITY

Johannesburg, 27 May 2014: Gold Fields Limited (Gold Fields) (JSE, NYSE, NASDAQ Dubai: GFI) regrets to announce that an employee at the South Deep Project in South Africa this morning lost his life in an industrial-type accident in an underground satellite workshop at the mine.

This is the second fatal accident of a similar nature at South Deep over the past 10 days. The previous incident, in which one employee lost his life, was also an industrial-type accident, and occurred on Saturday, 17 May 2014.

The relevant authorities have been notified and all activities in the affected area have been suspended pending an inspection by management and the authorities.

Nick Holland, Chief Executive Officer of Gold Fields, said: "Our heartfelt condolences go out to the family, friends and colleagues of the deceased. Management will do everything possible to support them in this hour of need."

"We are deeply shocked by these tragic incidents as they follow a period of more than three years in which the mine had reported only one fatality, which occurred over a year ago."

"These latest incidents have expedited a recently commenced and comprehensive review of all safety protocols, procedures and standards across the mine, because if we cannot mine safely we will not mine. We will act decisively to address any weaknesses identified by the review," Mr Holland added.

The impact of these fatalities on production for the remainder of the year, together with the potential impact of any proposed remedial action arising from the mine-wide safety review referred to above, will be announced as soon as possible.

Enquiries

Investors
Willie Jacobsz
Mobile: +27 82 971 9238 (SA)
Mobile: +1 857 241 7127 (USA)
email: Willie.Jacobsz@goldfields.co.za

Investor Enquiries

Willie Jacobsz
Mobile   +27 82 971 9238 (SA)
Mobile   +1 857 241 7127 (USA)
email   Willie.Jacobsz@
         goldfields.co.za

Media Enquiries

Sven Lunsche
Tel   +27 11 562 9763
Mobile   +27 83 260 9279
email   Sven.Lunsche@
         goldfields.co.za

Directors: C A Carolus (Chair), N J Holland[†]** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah[#], A R Hill[‡], R P Menell, D N Murray, D M J Ncube, G M Wilson
[†]British, [‡]Canadian, [#]Ghanaian, ** Executive Director
Company Secretary: T L Harmse

Media
Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
email : Sven.Lunsche@goldfields.co.za

ends

Notes to editors

About Gold Fields

Gold Fields Limited is an unhedged, globally diversified producer of gold with eight operating mines in Australia, Ghana, Peru and South Africa. In February 2013, Gold Fields unbundled its mature, underground KDC and Beatrix mines in South Africa into an independent and separately listed company, Sibanye Gold. In October 2013, it expanded its presence in Western Australia by acquiring the Granny Smith, Lawlers and Darlot mines (known as the Yilgarn South Assets) from Barrick Gold.

Gold Fields has attributable annual gold production of approximately 2.02 million ounces, as well as attributable Mineral Reserves of around 49 million ounces and Mineral Resources of about 113 million ounces. Attributable copper Mineral Reserves total 708 million pounds and Mineral Resources 7,120 million pounds. Gold Fields has a primary listing on the JSE Limited, with secondary listings on the New York Stock Exchange (NYSE), NASDAQ Dubai Limited, Euronext in Brussels (NYX) and the Swiss Exchange (SWX).

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 27 May 2014

By:	/s/ Nicholas J. Holland
Name:	Nicholas J. Holland
Title:	Chief Executive Officer